# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADECOAGRO S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 02/24/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12 San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 20,398,699 common shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A. held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V.
  
  Note in relation to Item 13: This percentage is calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.2% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.
- Giancarlo Devasini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 20,398,699 Common Shares held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.50 per share
Name of issuer: ADECOAGRO S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024, Amendment No. 3 filed on September 30, 2024, Amendment No. 4 filed on October 18, 2024, Amendment No. 5 filed on November 5, 2024, Amendment No. 6 filed on November 18, 2024 and Amendment No. 7 filed on February 18, 2025 (as amended, the "Schedule 13D") with respect to the Common Shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A., a societe anonyme under the laws of the Grand Duchy of Luxembourg (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 8 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

On February 24, 2025, Tether Investments and the Issuer entered into a letter agreement (the "Exclusivity Agreement"), pursuant to which Tether Investments has been granted a period of exclusivity until March 16, 2025, during which the Issuer agreed not to, directly or indirectly, solicit, participate in negotiations with, furnish any confidential information to any person other than the Reporting Person with respect to the Issuer or any of its subsidiaries in connection with, or approve or enter into any agreement relating to, any alternative third-party proposal to make a material investment in, acquire a material equity interest in, or acquire a material portion of the assets of, the Issuer.

In addition, the Exclusivity Agreement includes (i) a standstill provision which, subject to exceptions, restricts Tether Investments and its affiliates or associates, and their respective representatives from acquiring ownership of any securities or assets of the Issuer, seeking to enter into any agreement, arrangement or understanding with respect to a business combination or other similar transaction involving the Issuer or engaging in certain other actions relating to the possible acquisition or control of the Issuer, during the exclusivity period and (ii) a lock-up provision providing that Tether Investments may not, without the Issuer's prior written consent, subject to limited exceptions, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares, or any interest in any of the foregoing for a period of three months following the date of the Exclusivity Agreement.

The foregoing summary of the Exclusivity Agreement does not purport to be a complete description of the terms and conditions of such agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 - Exclusivity Agreement, dated as of February 24, 2025

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (02/25/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (02/25/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (02/25/2025)